SCHEDULE “E”
(to the Management Information Circular of Rubicon Minerals Corporation dated July 7, 2006)

ARRANGEMENT RESOLUTION

Arrangement Under Sections 288-299 of the Business Corporations Act (British Columbia)

“BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1.
the arrangement (the “Arrangement”) under sections 288-299 of the Business Corporations Act (British Columbia) substantially as set forth in the Plan of Arrangement attached as Appendix I to Schedule “E” to the Management Information Circular dated July 7, 2006 of Rubicon Minerals Corporation dated effective July 6, 2006 (the “Circular”) is hereby approved and authorized;

2.
the Arrangement Agreement made as of the 6th day of July, 2006 among Rubicon Minerals Corporation, Paragon Minerals Corporation, CopperCo Resource Corp. and Africo Resources Ltd. attached as Schedule “E” to the Circular is hereby confirmed, ratified and approved;

3.
the board of directors of Rubicon Minerals Corporation be and is hereby granted the authority to use its best judgment to proceed with and cause Rubicon Minerals Corporation to complete the Arrangement in the event of any variation of, or amendments to the Arrangement Agreement, without further approval by the shareholders of Rubicon Minerals Corporation, provided that any variation or amendments are accepted by the Toronto Stock Exchange and the American Stock Exchange in conjunction with the listing of the shares of Paragon Minerals Corporation on the TSX Venture Exchange and CopperCo Resource Corp. on the TSX (or in the alternative the Alternative Investment Market (AIM) of the London Stock Exchange);

4.
notwithstanding that this special resolution has been passed by the shareholders of Rubicon Minerals Corporation or has received the approval of the Supreme Court of British Columbia, the board of directors of Rubicon Minerals Corporation may amend or decide not to proceed with the Arrangement or revoke this special resolution at any time prior to the filing of the certified copy of the court order approving the Arrangement with the Registrar of Companies for British Columbia without further approval of the shareholders of Rubicon Minerals Corporation; and

5.
any one director or officer of Rubicon Minerals Corporation is hereby authorized, for and on behalf of Rubicon Minerals Corporation to execute and deliver all documents and instruments and take all such other actions as may be necessary or desirable to implement this special resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions.